Exhibit 99.1

Q&A for ADS holders – Delisting from Taipei Exchange

Our ordinary shares currently trade on the Taipei Exchange (TPEx) and our American Depositary Shares (ADSs) trade on the Nasdaq Global Market (Nasdaq). On July 17, 2020, we announced that our ordinary shares would cease trading on TPEx on August 25, 2020 and that our primary listing would be the trading of ADSs on Nasdaq. Throughout this time, our ADSs will continue to trade on Nasdaq and ADS holders do not need to take any action.

This document addresses certain questions that you may have.

1.	Do you plan to delist from Nasdaq?

No, we have no plans to delist from Nasdaq and our ADSs trading on Nasdaq will become our primary listing after our delisting from TPEx.

2.	How does the delisting process work?

ASLAN Pharmaceuticals Limited is a Cayman company and is listed on TPEx in Taiwan as a foreign issuer. Our ordinary shares will cease trading on TPEx on August 25, 2020. We will be holding an Extraordinary General Meeting on September 4, 2020 in order to approve the withdrawal of public company status in Taiwan and amend our Amended and Restated Memorandum and Articles of Association to, among other things, remove references to Taiwan and TPEx regulations. Shortly after the Extraordinary General Meeting, once ASLAN’s public company status has been withdrawn by the local regulator in Taiwan, the Securities and Futures Bureau, we will no longer be subject to TPEx and Taiwan regulations but will continue to be bound by Cayman law and both Securities Exchange Commission (SEC) and Nasdaq regulations and will operate in the same way that any other foreign issuer would, with our primary listing being the trading of our ADSs on Nasdaq. Although our ordinary shares will no longer be directly listed for trading on an exchange, the trading of our ADSs on Nasdaq will be unaffected and holders of our ADS do not need to take any action.

3.	Why did the company originally list in Taiwan?

ASLAN was founded in Singapore and, in the subsequent years, many of our activities were conducted in Asia with a focus on Asia prevalent disease. When we first looked at accessing the public markets in 2015, there were few examples of Asia-based biotechnology companies that had listed in the U.S. Taiwan was an attractive alternative, and was home to many publicly-listed biotechnology companies with a strong following from both institutional and retail investors, robust research coverage and high trading volumes. On June 1, 2017, we were able to raise US$33 million in our Taiwan Initial Public Offering (IPO).

4.	Why is the company looking to move its primary listing to the U.S.?

Since our 2017 Taiwan IPO, the biotechnology public markets in Taiwan have become more challenging. From 2017 to the start of 2020, our peers have fallen by an average of 47% and the best performing company fell by 29%. Institutional interest in Taiwan has waned and the listing regulatory environment has not evolved as quickly as in markets in the U.S. and Europe. In 2018, we completed an IPO of our ADSs on Nasdaq and have focused our investor relations and subsequent fundraising activities on experienced, knowledgeable biotechnology investors in the U.S. and other international markets. At the same time, our clinical development activities have shifted to the U.S.

and Europe as we prepare to initiate a phase 2b study of ASLAN004 in atopic dermatitis in 2021. With the change in primary listing and our shift to the U.S. market, we expect that our center of gravity will move to the U.S.

5.	What are the main benefits in moving ASLAN’s primary listing from Taiwan to the U.S.?

As noted above, shortly after we are delisted from TPEx, we will no longer be subject to TPEx and Taiwan regulations.

Under TPEx and Taiwan regulations, the only practical way that we have been able to raise capital is through a public offering. Under a public offering in Taiwan, (i) we are not allowed to offer more than a 10% discount to new shares sold in the offering as compared to our ordinary share price on TPEx, (ii) we cannot sell shares to insiders and (iii) we need to apply with TPEx roughly three to six months in advance of an offering to secure both shareholder and regulatory approvals. In addition, changes in our book value can affect whether our shares are traded electronically or manually on TPEx, and the frequency by which buy and sell orders are matched. As a result, corporate financing alternatives are very limited.

After our primary listing has moved to the U.S., we believe we will benefit in the following ways:

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We expect to take advantage of other funding mechanisms, such as private investment in public equity (PIPE) transactions, at-the-market offerings (ATMs), registered direct offerings, convertible bonds, derivative securities and others.

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We expect to have greater flexibility in conducting financings, allowing us the opportunity to rapidly take advantage of fundraising windows and opportunities, especially around the release of new data.

•	We expect greater liquidity of our ADSs as all of our equity will trade in the U.S. rather than across two exchanges.
•	We expect it will reduce expenses and the significant corporate overhead required in maintaining our TPEx listing.
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With Taiwan regulations requiring us to make approximately 200 disclosures annually, we expect day-to-day administration to be greatly simplified, allowing management to focus more time on our core business.

6.	Do you expect any downside for ADS holders of the company moving its primary listing from Taiwan to the U.S.?

We do not expect any disadvantages for ADS holders of the company moving its primary listing and delisting from TPEx. In theory, ADS holders have been able to convert their ADSs into ordinary shares and trade on TPEx at any time. In practice, however, the challenges for a foreign institution in even opening a Taiwan trading account have precluded most investors from even attempting such a process, and we do not know of any U.S.-based ADS holders that have tried to do so.

7.	Why is the company moving its primary listing now?

Following a review of our second quarter financials, TPEx notified us on July 16, 2020 that we no longer met the exchange requirements for continued listing and we would be delisted from TPEx on

August 25, 2020. As disclosed previously, we had been expecting this notification. Having explored other mechanisms to delist the company from TPEx earlier, we believe that this is in the best interests of our shareholders and the company.

8.	What is the mix of shareholders who own ordinary shares?

Approximately 18% of our ordinary shares are held by insiders, approximately 48% are held by international institutions and other investors and approximately 35% are held by Taiwan retail investors as of May 1, 2020.

9.	What proportion of ordinary shares trade on TPEx and how do daily trading volumes compare?

We have 12 million ADSs trading on Nasdaq in the U.S. (each representing five ordinary shares, for an aggregate of 60 million ordinary shares) and the equivalent of 26 million ADSs trading on TPEx in Taiwan (130 million ordinary shares, convertible into ADSs at the ratio of five ordinary shares per ADS). Our average daily trading volumes over the last six months on Nasdaq are approximately 10 times that on TPEx (217,000 ADSs per day on Nasdaq compared to the equivalent of 23,000 ADSs on TPEx).

10.	When will ordinary shares be converted to U.S. ADSs?

Holders of the company’s ordinary shares can apply before September 25, 2020 to convert their shares into ADS and it is anticipated that the conversion will be completed before the end of October.

11.	What do I do if I also hold ordinary shares?

Please refer to a separate press release and FAQ for our Taiwan shareholders, which can be found here: https://ir.aslanpharma.com/shareholder-faqs

12.	Where can I go for more information?

Contact Details:

ASLAN Pharmaceuticals Tel: +65 6222 4235

Fax: +65 6225 2419

Email: investor@aslanpharma.com

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN, TPEx:6497) is a clinical-stage immunology and oncology focused biopharmaceutical company developing innovative treatments to transform the lives of patients. Led by a senior management team with extensive experience in global development and commercialization, ASLAN has a clinical portfolio comprised of a first in class monoclonal therapy, ASLAN004, that is being developed in atopic dermatitis and other immunology indications, and a small molecule inhibitor targeting oncology. ASLAN’s partners include Almirall, Array BioPharma, Bristol-Myers Squibb, and CSL. For additional information please visit www.aslanpharma.com.

Forward looking statements

This release and the accompanying financial information, if any, contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to, statements regarding the potential delisting of the Company’s ordinary shares from TPEx, including the timing of such delisting; the ability of the Company to develop and implement a plan to enable holders of the Company’s ordinary shares to convert such securities into ADSs tradeable on Nasdaq; the potential benefits and financing ability of the Company as a result of a potential TPEx delisting or otherwise; and the Company’s business strategy, the Company’s plans to develop and commercialize its product candidates, the safety and efficacy of the Company’s product candidates, the Company’s plans and expected timing with respect to regulatory filings and approvals, and the size and growth potential of the markets for the Company’s product candidates. The Company’s estimates, projections and other forward-looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward- looking statements as a result of these risks and uncertainties, which include, without limitation the risk factors described in the Company’s U.S. Securities and Exchange Commission filings and reports (Commission File No. 001-38475), including the Company’s Form 20-F filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 16, 2020. All statements other than statements of historical fact are forward-looking statements.

All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections and other forward-looking statements. Estimates, projections and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection or forward-looking statement.